UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Newcastle Investment Corp.

(Name of Subject Company (Issuer))

Newcastle Investment Corp.

(Issuer and Filing Person)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

9.75% Series B Cumulative Redeemable Preferred Stock, $.01 Par Value Per Share	65105M 20 7
8.05% Series C Cumulative Redeemable Preferred Stock, $.01 Par Value Per Share	65105M 30 6
8.375% Series D Cumulative Redeemable Preferred Stock, $.01 Par Value Per Share	65105M 40 5
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Randal A. Nardone

Secretary

Newcastle Investment Corp.

1345 Avenue of the Americas

New York, NY 10105

(212) 798-6100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Joseph A. Coco, Esq.	Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square	300 South Grand Avenue, Suite 3400
New York, New York 10036	Los Angeles, California 90071
(212) 735-3000	(213) 687-5000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$39,880,275	$2,843.47

(1)	Estimated solely for the purpose of calculating the amount of the filing fee based upon (a) an aggregate maximum of 4,209,000 shares of Newcastle Investment Corp.’s 9.75% Series B Cumulative Redeemable Preferred Stock (“Series B Preferred Stock”), 8.05% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”) and 8.375% Series D Cumulative Redeemable Preferred Stock (together with the Series B Preferred Stock and the Series C Preferred Stock, the “Preferred Stock”), (b) the exchange ratio of $4.40 in cash and 2.5 shares of common stock, par value $0.01 per share (the “Common Stock”), of Newcastle Investment Corp. for each share of Preferred Stock pursuant to the Exchange Offer, and (c) the market value per share of Common Stock, calculated as the average of the high and low prices reported as of February 16, 2010 on the New York Stock Exchange.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per $1,000,000 of the aggregate value of the transaction. The value of the transaction set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $2,843.47	Filing Party: Newcastle Investment Corp.

Form or Registration No.: SC TO-I	Date Filed: February 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO, as amended on March 11, 2010 (the “Schedule TO”) filed by Newcastle Investment Corp., a Maryland corporation (“Newcastle” or the “Company”), in connection with its offer to acquire (the “Exchange Offer”) up to (i) 1,725,000 shares of the Company’s outstanding 9.75% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), (ii) 1,104,000 shares of the Company’s outstanding 8.05% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series C Preferred Stock”), and (iii) 1,380,000 shares of the Company’s outstanding 8.375% Series D Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series D Preferred Stock,” and, together with Series B Preferred Stock and Series C Preferred Stock, the “Preferred Stock”), pursuant to the terms and subject to the conditions described in the offer to exchange, dated February 22, 2010 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, as amended and supplemented by Amendment No. 1 thereto, dated March 11, 2010 and filed as Exhibit (a)(1)(F) to the Schedule TO, and the related letter of transmittal for each series of Preferred Stock (collectively, the “Letters of Transmittal”), filed as Exhibits (a)(1)(B)(i), (a)(1)(B)(ii) and (a)(1)(B)(iii) to the Schedule TO, amends and supplements such Tender Offer Statement on Schedule TO.

The Schedule TO as amended and supplemented by this Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at midnight, New York City Time, on March 22, 2010. On March 23, 2010, the Company issued a press release announcing the final results of the Exchange Offer. The full text of the press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated February 22, 2010.*

(a)(1)(B)(i)	Letter of Transmittal for the holders of Series B Preferred Stock, dated March 11, 2010.**

(a)(1)(B)(ii)	Letter of Transmittal for the holders of Series C Preferred Stock, dated March 11, 2010.**

(a)(1)(B)(iii)	Letter of Transmittal for the holders of Series D Preferred Stock, dated March 11, 2010.**

(a)(1)(C)	Form of Letter to Brokers, Dealers and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

(a)(1)(F)	Supplement to Offer to Exchange, dated March 11, 2010.**

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release of Newcastle Investment Corp., dated February 22, 2010.*

(a)(5)(ii)	Press release of Newcastle Investment Corp., dated March 23, 2010.

(b)	Not applicable.

(d)(1)	Rights Agreement between the Registrant and American Stock Transfer and Trust Company, as Rights Agent, dated October 16, 2002 (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2002, Exhibit 4.1).

(d)(2)	Junior Subordinated Indenture between Newcastle Investment Corp. and The Bank of New York Mellon Trust Company, National Association, dated April 30, 2009 (incorporated by reference to the Registrant’s Report on Form 8-K, Exhibit 4.1, filed on May 4, 2009).

(d)(3)	Pledge and Security Agreement between Newcastle Investment Corp. and The Bank of New York Mellon Trust Company, National Association, as trustee, dated April 30, 2009 (incorporated by reference to the Registrant’s Report on Form 8-K, Exhibit 4.2, filed on May 4, 2009).

(d)(4)	Pledge, Security Agreement and Account Control Agreement among Newcastle Investment Corp., NIC TP LLC, as pledgor, and The Bank of New York Mellon Trust Company, National Association, as bank and trustee, dated April 30, 2009 (incorporated by reference to the Registrant’s Report on Form 8-K, Exhibit 4.3, filed on May 4, 2009).

(d)(5)	Amended and Restated Management and Advisory Agreement by and among Newcastle Investment Corp. and Fortress Investment Group LLC, dated June 23, 2003 (incorporated by reference to the Registrant’s Registration Statement on Form S-11 (File No. 333-106135), Exhibit 10.1).

(d)(6)	Newcastle Investment Corp. Nonqualified Stock Option and Incentive Award Plan Amended and Restated Effective as of February 11, 2004 (incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005, Exhibit 10.2).

(d)(7)	Exchange Agreement between Newcastle Investment Corp. and Taberna Preferred Funding IV, Ltd., Taberna Preferred Funding V, Ltd., Taberna Preferred Funding VI, Ltd. and Taberna Preferred Funding VII, Ltd., dated April 30, 2009 (incorporated by reference to the Registrant’s Report on Form 8-K, Exhibit 10.1, filed on May 4, 2009).

(d)(8)	Exchange Agreement between Newcastle Investment Corp. and Taberna Capital Management, LLC, Taberna Preferred Funding IV, Ltd., Taberna Preferred Funding V, Ltd., Taberna Preferred Funding VI, Ltd. and Taberna Preferred Funding VII, Ltd., dated January 29, 2010 (incorporated by reference to the Registrant’s Report on Form 8-K, Exhibit 10.1, filed on February 1, 2010).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on February 22, 2010.
**	Previously filed with the Schedule TO on March 12, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWCASTLE INVESTMENT CORP.

March 23, 2010

By:	/S/ KENNETH M. RIIS
Kenneth M. Riis Chief Executive Officer and President